UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SWANK, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	04-18886990
(State of incorporation or organization)	(IRS Employer Identification No.)
90 Park Avenue
New York, New York	10016
(Address of principal executive offices)	(Zip Code)
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: _________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On November 10, 2009, the board of directors of Swank, Inc. (the “Company”) adopted a stockholder rights agreement, and declared a dividend of one right for each outstanding share of the Company’s common stock to stockholders of record at the close of business on November 23, 2009. Each right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series E Junior Participating Preferred Stock, $1.00 per share par value (the “Series E Preferred Stock”), at a purchase price of $16.00 per one one-hundredth of a share of Series E Preferred Stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement (the “Rights Agreement”) dated as of November 11, 2009 between the Company and American Stock Transfer & Trust Company LLC, as rights Agent. This Rights Agreement succeeds the Company’s prior stockholder rights agreement, which originally was adopted in 1999 and will expire by its terms at the close of business on November 11, 2009.

The board of directors also adopted resolutions providing for the issuance of the Series E Preferred Stock, as set forth in a Certificate of Designation, Preferences and Rights of the Series E Preferred Stock (the “Certificate of Designation”). In addition, and pursuant to a Certificate Eliminating Reference to Series of Shares of Stock from the Certificate of Incorporation of the Company (the “Certificates of Elimination”), the Company returned previously designated shares of Series C Junior Participating Preferred Stock, $1.00 par value per share, and Series D Junior Participating Preferred Stock, $1.00 par value per share, to the status of authorized, unissued and undesignated shares of the preferred stock, $1.00 par value per share, of the Company. The Certificate of Designation and the Certificate of Elimination were each filed with the Secretary of State of Delaware and became effective on November 12, 2009.

Set forth below is a description of certain terms and conditions of the rights:

The Rights. As noted above, each right, when exercisable, will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series E Preferred Stock at a purchase price of $16.00, subject to adjustment. Initially, the rights will be evidenced only by the balances indicated in the book-entry account system of the transfer agent for the common stock, or in the case of certificated shares, will automatically attach to all common stock certificates representing shares then outstanding. No separate rights certificates will be distributed. Confirmation and account statements sent to holders of shares of common stock in book-entry form or, in the case of certificated shares, new common stock certificates issued after the record date, will contain a notation incorporating the Rights Agreement by reference, and the transfer of any shares of common stock or, in the case of certificated shares, certificates for common stock, will also constitute the transfer of the rights associated with such shares of common stock, or in the case of certificated shares, the common stock represented by such certificates.

Exercisability. The rights are not exercisable until the occurrence of a distribution date (as defined below) and will expire at the close of business on November 10, 2019, unless earlier redeemed by the Company as described below. A distribution date will occur and the rights will separate from the common stock upon the earlier of:

•

10 days following a public announcement that a person or group of affiliated or associated persons (who we refer to as an “acquiring person”) has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the shares of common stock then outstanding (the “Stock Acquisition Date”); or

•

10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of such outstanding shares of common stock (unless such tender offer or exchange offer is a “qualifying offer,” which is an offer for all outstanding shares of common stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders).

Under the Rights Agreement, for purposes of calculating percentages of common stock outstanding, shares of common stock outstanding shall include all shares of common stock deemed to be beneficially owned by a person and its affiliates and associates, even if not actually then outstanding. The term “acquiring person” does not include the Company, and subsidiary of the Company, any employee benefit plan of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any employee benefit plan, including the trustees of any employee benefit plan.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of the common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except as otherwise provided in the Rights Agreement, only shares of common stock issued prior to the distribution date will be issued with rights.

Flip-in Event. In the event that an acquiring person becomes the beneficial owner of 25% or more of the then outstanding shares of common stock (except pursuant to a tender or exchange offer for all outstanding shares of common stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon payment of the purchase price, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value, based on a formula set forth in the Rights Agreement, equal to two times the purchase price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, a “flip-in event,” all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an acquiring person (or by certain related parties) shall be null and void. Rights are not exercisable following the occurrence of the flip-in event until such time as the rights are no longer redeemable by the Company as set forth below.

For example, at a purchase price of $16.00 per Right, each Right not owned by an acquiring person (or by certain related parties) following a flip-in event would entitle its holder to purchase $32.00 worth of common stock (or other consideration, as noted above) determined pursuant to a formula set forth in the Rights Agreement, for $16.00. Assuming that the common stock had a per share value of $1.00 at such time (as determined pursuant to such formula), the holder of each valid Right would be entitled to purchase 32 shares of common stock for $16.00.

Flip-over Event. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its common stock is changed or exchanged (other than a merger consummated pursuant to a qualifying offer), or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except rights which previously have been voided as set forth above) shall, after the expiration of the redemption period referred to below, have the right to receive, upon payment of the purchase price, common stock of the acquiring company having a value equal to two times the purchase price.

Anti-Dilution Provisions. The purchase price payable, and the number of one-hundredths of a share of Series E Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series E Preferred Stock, (ii) if holders of the Series E Preferred Stock are granted certain rights or warrants to subscribe for Series E Preferred Stock or convertible securities at less than the current market price of the Series E Preferred Stock, or (iii) upon the distribution to holders of the Series E Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of Series E Preferred Stock (other than fractions of one one-hundredth of a share, or integral multiples thereof) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series E Preferred Stock on the last trading date prior to the date of exercise.

Redemption. At any time until ten (10) days following the Stock Acquisition Date, as such period may be extended or shortened by the board of directors, the Company may redeem the rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, shares of common stock or other consideration deemed appropriate by the board of directors). Immediately upon the action of the board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price.

Tax Effects. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for shares of common stock (or other consideration) of the Company or for shares of common stock of the acquiring company as set forth above, or are redeemed as provided above.

Amendments. Other than certain provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the board of directors of the Company prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights (other than an acquiring person or an affiliate or associate thereof), or to shorten or lengthen any time period under the Rights Agreement; provided, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

Anti-Takeover Effects. The rights have certain anti-takeover effects. The board of directors authorized the adoption of the Rights Agreement to protect stockholders from coercive of otherwise unfair takeover tactics. In general, the rights will cause substantial dilution to any person or group which acquires beneficial ownership of 25% or more of the Company’s outstanding common stock without prior approval of the board of directors. The existence of rights, however, should not affect an offer at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders as determined by the board of directors. In addition, the rights should not interfere with any merger or other business combination approved by the board of directors since, as noted above, the board of directors may, at its option, redeem all of the outstanding rights at the $0.01 redemption price.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed as Exhibit 1 hereto and which is incorporated herein by reference.

Item 2.	Exhibits.
Exhibit No.	Description
1

Rights Agreement dated as of November 11, 2009 between Swank, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the following exhibits: Exhibit A—Certificate of Designation, Preferences and Rights of Series E Junior Participating Preferred Stock; Exhibit B—Form of Rights Certificate; and Exhibit C—Detailed Summary of Rights to Purchase Series E Junior Participating Preferred Stock.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2009	SWANK, INC.

By: /s/ Jerold R. Kassner

Jerold R. Kassner, Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1

Rights Agreement dated as of November 11, 2009 between Swank, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the following exhibits: Exhibit A—Certificate of Designation, Preferences and Rights of Series E Junior Participating Preferred Stock; Exhibit B—Form of Rights Certificate; and Exhibit C—Detailed Summary of Rights to Purchase Series E Junior Participating Preferred Stock.